Exhibit 99.4

Notice-and-Access The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and analysis on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period. POET Technologies Inc. has elected to utilize notice-and-access and provide you with the following information: Meeting Date and Time: Friday, June 12, 2015 at 9:00 am (Pacific Time) Meeting Location: San Hose Marriott Hotel, 301 South Market Street, San Jose, California, USA Meeting materials are available electronically at www.sedar.com and also on http://www.poet-technologies.com/agm. If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access please call 1-866-393- 4891. In order to receive a paper copy in time to vote before the meeting, your request should be received by June 3, 2015. Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it. Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular. 1. Election of Directors 2. Appointment of Auditors 3. Approval of Stock Option Plan You should review the Information Circular before voting. Request for Financial Statements In accordance with National Instrument 51-102 Continuous Disclosure Obligations, registered and beneficial security holders may elect annually to receive a copy of our annual rresponding MD&A, or both. Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com. I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Company, and as such, request that my name be placed on the Company financial statements and the corresponding MD&A for the current financial year. Please send me: FIRST NAME LAST NAME ADDRESS CITY PROVINCE/STATE POSTAL/ZIP CODE COUNTRY Signature of Security holder DATE (MM/DD/YYYY) (Detach and Retain top for your records) TMXEquityTransferServices.com VANCOUVER CALGARY TORONTO MONTRÉAL Annual Financial Statement with MD&A (Mark this box if you would like to receive the Annual Financial Statements and related MD&A) Interim Financial Statement with MD&A (Mark this box if you would like to receive the Interim Financial Statements and related MD&A) IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO: TMX Equity Transfer Services Inc.* 200 University Avenue, 3rd Floor Toronto ON M5H 4H1 Or by fax to: (416) 595-9593 POET Technologies Inc. Company Fiscal Year: 2015 Check this box if you wish to receive the selected financial statements electronically and print your email address below (By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.voteproxyonline.com/equity/fsred.pdf) E-MAIL (optional) 04282015 v1 *TMX Equity Transfer Services Inc. is operating the transfer agency and corporate trust business in the name of Equity Financial Trust Company for a transitional period.